UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.

[ ] Form 3 Holdings Reported

[ ] Form 4 Transactions Reported

1. Name and Address of Reporting Person(s)
   INDACO, PAUL V.
   955 East Arques Avenue


   Sunnyvale, CA 94086-4533
2. Issuer Name and Ticker or Trading Symbol
   ACTEL CORPORATION (ACTL)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   01/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VP OF WORLDWIDE SALES
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code     Amount        D  Price        End of Year    I
------------------------------------------------------------------------------------------------------------------------------------

Common Stock                                                                                     844            D  Direct

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code      A                D                Exercisable  Expiration
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Incentive Stock Option (right  $13.0625        03/01/99       A         30,620                            (1)          03/01/09
to buy)
Non-Qualified Stock Option     $13.0625        03/01/99       A         109,380                           (2)          03/01/09
(right to buy)
Non-Qualified Stock Option     $13.5625        08/06/99       A         15,000                            (3)          08/06/09
(right to buy)
Non-Qualified Stock Option     $14.7500        07/01/99       A         25,000                            (4)          07/01/09
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Year
------------------------------------------------------------------------------------------------------------------------------------

Incentive Stock Option (right  03/01/99  Common Stock                   30,620        $8.9781     30,620        D   Direct
to buy)
Non-Qualified Stock Option     03/01/99  Common Stock                   109,380       $8.9781     109,380       D   Direct
(right to buy)
Non-Qualified Stock Option     08/06/99  Common Stock                   15,000                    15,000        D   Direct
(right to buy)
Non-Qualified Stock Option     07/01/99  Common Stock                   25,000                    25,000        D   Direct
(right to buy)

Explanation of Responses:

(1)
Option begins vesting on 3/1/99 and is exercisable as to 4,374 shares on 3/1/00, 1,094 shares on 6/1/00, 1,093 shares on 9/1/00,
1,094 shares on 12/1/00, then 1,913 shares for 1 quarter and 1,914 shares for 3 quarters for each year ending 12/1/01 and 12/1/02, and the remaining 7,655 shares vest 3/1/03.
(2)
Option begins vesting on 3/1/99 and is exercisable as to 30,626 shares on 3/1/00, 7,656 shares on 6/1/00, 7,656 shares on 9/1/00,
7,657 shares on 12/1/00, 6,836 shares on 3/1/01, 6,836 shares on 6/1/01, 6,836 shares on 9/1/01, 6,837 shares on 12/1/01, 6,836 shares on 3/1/02, 6,836 shares on 6/1/02, 6,836 shares on 9/1/02, 6,837 shares on 12/1/02, and the remaining 1,095 shares on 3/1/03.
(3)
Option begins vesting on 8/1/99 and is exercisable as to 7,500 shares on 8/1/01 and then quarterly as to 937 shares for 2 quarters and 938 shares for 2 quarters of each year through 8/1/03.
(4)
Vests and is exercisable 100% six months following a 'change of control' of the company.
-
Includes shares acquired pursuant to the 1993 Employee Stock Purchase Plan

SIGNATURE OF REPORTING PERSON
/S/ INDACO, PAUL V.
DATE